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                                       Filed by Global Crossing Ltd. pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       Subject Company:  Global Crossing Ltd.
                                       Commission File No.  000-24565

Global Crossing Announces Plan To Create GlobalCenter Tracking Stock

                  HAMILTON, Bermuda--(BUSINESS WIRE)--March 2, 2000--Global Crossing Ltd. (Nasdaq:GBLX) today announced plans to create a new class of Global Crossing common stock that would track the performance of the complex web hosting business operated by its wholly owned subsidiary, GlobalCenter Inc.

                  Global Crossing also announced its intention to make an initial public offering of shares of the new GlobalCenter tracking stock and to file a registration statement under the U.S. Securities Act of 1933, as amended, in respect of the proposed offering.

                  Global Crossing intends to use the net proceeds from the offering primarily to make additional capital investments in its GlobalCenter operations and for general corporate purposes.

                  Global Crossing anticipates that the offering, which is subject to the approval of the company's shareholders, will be completed this summer, subject to market conditions.

                  The offering will be made only by means of a prospectus contained in such registration statement as filed with the U.S. Securities and Exchange Commission.

                              CONTACT: Global Crossing Ltd.
                                       Investor contacts:
                                        Jerry Leshne, + 1 310 385 3838
                                         investors@globalcrossing.com
                                        Jensen Chow, +1 310 385 5283
                                         investors@globalcrossing.com
                                       Press contacts:
                                        Kim Polan, + 1 212 687 8080
                                         kpolan@sardverb.com
                                        Tom Goff, + 1 310 385 5231
                                         tgoff@globalcrossing.com